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                                    UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                                                                    ---------------------------------------
                                      FORM N-17f-2                                               OMB APPROVAL
                                                                                    ---------------------------------------
                                                                                    OMB Number:             3235-0360
                  Certificate of Accounting of Securities and Similar               Expires:              June 30, 1997
                             Investments in the Custody of                          Estimated average burden
                            Management Investment Companies                         Hours per response            0.05
                                                                                    ---------------------------------------

                      Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
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  -------------------------------------------------------------------------------------------------------------------------
  1. Investment Company Act File Number:                             Date examination completed:
  811-5984                                                                       June 30, 1999
                                                                                 August 15, 1999
                                                                                 October 31, 1999
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  -------------------------------------------------------------------------------------------------------------------------
  2. State identification Number:
     ----------------------------------------------------------------------------------------------------------------------
     AL                  AK                  AZ                 AR                 CA                  CO
     ----------------------------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                 FL                 GA                  HI
     ----------------------------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                 IA                 KS                  KY
     ----------------------------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                 MA                 MI                  MN
     ----------------------------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------------------------
     MS                  MO                  MT                 NE                 NV                  NH
     ----------------------------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                 NC                 ND                  OH
     ----------------------------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                 RI                 SC                  SD
     ----------------------------------------------------------------------------------------------------------------------
     ------------------------------------------------------------                                      --------------------
     TN                  TX                  UT                 VT                 VA                  WA
     ----------------------------------------------------------------------------------------------------------------------
     ------------------------------------------------------------
     WV                  WI                  WY                 PUERTO RICO
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     ---------------------------------------------------------------------------
     Other (specify):
  ------------------------------------------------------------------------------
  ------------------------------------------------------------------------------
  3. Exact number of investment company as specified in registration  statement:
811-5984
  ------------------------------------------------------------------------------
  ------------------------------------------------------------------------------

  ------------------------------------------------------------------------------
  ------------------------------------------------------------------------------
  4. Address of principal executive office {number, street, city, state. zip code}: c/o PFPC Inc., 101 Federal Street, Boston, MA 02110
  ------------------------------------------------------------------------------

  INSTRUCTIONS

  This Form must be completed by investment companies that have custody of securities or similar investments.

  Investment Company

  I. All items must be completed by the investment company.

  2 Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

  Accountant

  3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.
                  THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

PRICEWATERHOUSECOOPERS

     PricewaterhouseCoopers  LLP 160 Federal Street Boston,  MA 02110  Telephone
(617) 439-4390

                                           Independent Auditor's Report

To the Board of Directors of The Irish Investment Fund, Inc.:

We have examined management's assertion about The Irish Investment Fund's (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 1999, and with respect to agreement of security purchases and sales, for the period from October 31, 1998, through June 30, 1999:
      Confirmation of all securities held by institutions in book entry form (the Crest system of Dublin, Ireland).
      Reconciliation of all such securities to the books and records of the Fund and the Custodian (Bank of Ireland).
      Agreement of one security purchase and three security sales since our last report from the books and records of the Fund to the Bank of Ireland's custody records evidencing the transfer or receipt of such securities.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that The Irish Investment Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1999, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of The Irish Investment Fund and the Securities and Exchange Commission and should not be used for any other purpose.
Philadelphia, PA
December 31, 1999
/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS

     PricewaterhouseCoopers  LLP 160 Federal Street Boston,  MA 02110  Telephone
(617) 439-4390

                                           Independent Auditor's Report

To the Board of Directors of The Irish Investment Fund, Inc.:

We have examined management's assertion about The Irish Investment Fund's (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 15, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 15, 1999, and with respect to agreement of security purchases and sales, for the period from June 30, 1999, through August 15, 1999:
      Confirmation of all securities held by institutions in book entry form (the Crest system of Dublin, Ireland).
      Reconciliation of all such securities to the books and records of the Fund and the Custodian (Bank of Ireland).
      Agreement of one security purchase and three security sales since our last report from the books and records of the Fund to the Bank of Ireland's custody records evidencing the transfer or receipt of such securities.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that The Irish Investment Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 15, 1999, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of The Irish Investment Fund and the Securities and Exchange Commission and should not be used for any other purpose.
Philadelphia, PA
December 31, 1999
/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS

     PricewaterhouseCoopers  LLP 160 Federal Street Boston,  MA 02110  Telephone
(617) 439-4390

                                           Independent Auditor's Report

To the Board of Directors of The Irish Investment Fund, Inc.:

We have examined management's assertion about The Irish Investment Fund's (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 1999, and with respect to agreement of security purchases and sales, for the period from August 15, 1999, through October 31, 1999:
      Confirmation of all securities held by institutions in book entry form (the Crest system of Dublin, Ireland).
      Reconciliation of all such securities to the books and records of the Fund and the Custodian (Bank of Ireland).
      Agreement of two security purchases and one security sale since our last report from the books and records of the Fund to the Bank of Ireland's custody records evidencing the transfer or receipt of such securities.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that The Irish Investment Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1999, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of The Irish Investment Fund and the Securities and Exchange Commission and should not be used for any other purpose.
Philadelphia, PA
December 31, 1999
/s/ PricewaterhouseCoopers LLP